Exhibit 3.1

Form of the Amendment to the Amended and Restated Bylaws

1.	Article II, Section 1 of the Amended and Restated Bylaws of Chattem, Inc. as amended prior to the date hereof (the “By-Laws”), shall be deleted in its entirety and in lieu thereof shall be inserted the following:

Section 1. Number and Composition. There shall be eight directors of the corporation. Compensation of the directors shall be determined by the board.

2.	Article II of the By-Laws shall be amended to add the following at the end thereof:

Section 9. Quorum. For there to be a quorum with respect to any board meeting or meeting of any committee of the board, at least 50% of the directors of the corporation, or committee members, must be present; provided, however, that at least 50% of such directors present for the purposes of determining a quorum must be directors who were designated by sanofi-aventis.

Section 10. Voting. Any act of the board requires the affirmative vote of a majority of the entire board (provided that there is a quorum). Any act of any committee of the board requires the affirmative vote of a majority of the entire committee (provided that there is a quorum).

3.	Except as specifically provided above, the By-Laws shall continue in full force and effect.